Cust Corp.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Revenue	$ -	$ -
Expenses:		
Bank Fees	120	60
Consulting expense		1,200,000
Total expenses	120	1,200,060
Net loss	$ (120)	$ (1,200,060)